Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Bitfarms Ltd. (“Bitfarms” or the “Company”)

110 Yonge Street, Suite 1601

Toronto, Ontario M5C 1T4

Item 2	Date of Material Change

November 1, 2023.

Item 3	News Release

The press release attached as Schedule “A” was released on November 1, 2023 by a newswire company in Canada.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Geoffrey Morphy

President & Chief Executive Officer

Bitfarms Ltd.

gmorphy@bitfarms.com

Item 9	Date of Report

November 1, 2023.

Schedule “A”

Bitfarms Earns 398 BTC in October 2023

- Reached 54 MW at Rio Cuarto facility and 240 MW total operating capacity -

- Increases hashrate 3% to 6.3 EH/s -

Toronto, Ontario and Brossard, Québec (November 1, 2023) - Bitfarms Ltd. (NASDAQ: BITF//TSX: BITF), a global vertically integrated Bitcoin mining company, provides a monthly update for October 2023.

“In October, we increased our hashrate to 6.3 EH/s as we completed energization of our Baie-Comeau, Québec facility at 11 MW and boosted Rio Cuarto from 51 MW to 54 MW. We ended October with 240 MW of operating capacity, up 31% from a year ago,” said Geoff Morphy, CEO of Bitfarms. “With long-term and low-cost energy contracts totaling 574 MW, we still have significant room to expand our portfolio and build new farm infrastructure that would more than double our current 240 MW in production.”

“We’ve been steadfast this year in increasing our financial flexibility and strengthening our balance sheet while executing our 2023 growth plan. We have cost-effectively grown our hashrate and farm infrastructure while prudently paying down debt. Our disciplined strategy of carefully timing fleet upgrades has embedded optionality as next generation miners coming to market now could generate dramatic production increases at our existing state of the art facilities. In short, we are well-positioned to invest for the remainder of 2023 and into 2024 and take advantage of disruptive opportunities around the April halving,” added Morphy.

Ben Gagnon, Chief Mining Officer of Bitfarms, said, “With Argentina and Baie Comeau now fully operational, we have executed on our 2023 growth plan. As we look to 2024 and the halving, we are paying close attention to the rapid growth of network hashrate which historically has preceded many bull runs. On cue, network difficulty is up 9.4% during the month, outpacing hashrate growth of 3.2%. Anticipating that these macro conditions were likely to occur, we remained disciplined in our approach to growth and capital expenditures which has made us well positioned to take full advantage of the acquisition of new gen miners announced on October 2, 2023.”

Mining Review

October production of 398 BTC declined 3.2% from the 411 BTC earned in September as network difficulty increased 9.4% in October compared to 2.7% in September, reflecting the continuing strong demand for miners going into the 2024 halving. For the ten months ended October 31st, network difficulty increased 76.6% while the BTC price was up approximately 107.8%, resulting in a 23.3% improvement in production economics as measured by USD/TH/day.

Key Performance Indicators	October 2023	September 2023	October 2022
Total BTC earned	398	411	486
Month End Operating EH/s	6.3	6.1	4.2
BTC/Avg. EH/s	67	70	115
Operating Capacity (MW)	240	233	182
Hydropower MW	186	183	172
Watts/Terahash Efficiency (w/TH)	35	36	40
BTC Sold	341	362	486

October 2023 Select Operating Highlights

•	6.3 EH/s online as of October 31, 2023, up 50% from October 31, 2022, and up 3.0% from September 30, 2023.
•	5.9 EH/s average online, up 1.0% from September 2023.
•	67.4 BTC/average EH/s, down 4.3% from 70.4 in September 2023.
•	BTC earned, down 3.2% from September 2023 and down 18.1% from October 2022.
•	12.8 BTC earned daily on average, equivalent to about $437,800 per day and approximately $13.6 million for the month based on a BTC price of $34,200 on October 31, 2023.
•	Installed 2,100 miners.
•	At Paso Pe, Paraguay, civil work and construction continued to advance on schedule.
•	At Rio Cuarto, Argentina:
o	Increased capacity by 3 MW to 54 MW and hashrate to 1.6 EH/s.
•	At Baie-Comeau, Québec:
o	Completed remaining installations and ramped phase 1 operating capacity to its full 11 MW.

Bitfarms’ BTC Monthly Production

The table below presents an overview of BTC earned in each of the first ten months of 2023 and 2022, respectively.

Month	BTC Earned 2023	BTC Earned 2022
January	486	301
February	387	298
March	424	363
April	379	405
May	459	431
June	385	420
July	378	500
August	383	534
September	411	481
October	398	486
Total YTD	4,090	4,219

October 2023 Financial Update

•	Sold 341 BTC of the 398 BTC earned, generating total proceeds of $10.0 million.
•	Added 57 BTC to treasury, increasing HODL to 760 BTC, representing approximately $26.0 million based on a BTC price of $34,200 at October 31, 2023.
•	Initiated our Synthetic HODL™ strategy with the purchase of 35 long-dated BTC call options.
•	Reduced total outstanding indebtedness by $1.9 million, resulting in a remaining balance of $7.9 million at October 31, 2023.

Conferences and Events

Bitfarms plans to attend the following upcoming events:

•	November 14: Benzinga Future of Crypto, New York
•	November 16: Blockchain Jungle, San Jose, Costa Rica

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a global, publicly traded (NASDAQ/TSX: BITF) Bitcoin mining company that contributes its computational power to one or more mining pools from which it receives payment in Bitcoin. Bitfarms develops, owns, and operates vertically integrated mining farms with in-house management and company-owned electrical engineering, installation service, and multiple onsite technical repair centers. The Company’s proprietary data analytics system delivers best-in-class operational performance and uptime.

Bitfarms currently has 11 farms, which are located in four countries: Canada, the United States, Paraguay, and Argentina. Powered by predominantly environmentally friendly hydro-electric and long-term power contracts, Bitfarms is committed to using sustainable, locally based, and often underutilized energy infrastructure.

To learn more about Bitfarms’ events, developments, and online communities:

Website: www.bitfarms.com

https://www.facebook.com/bitfarms/
https://twitter.com/Bitfarms_io
https://www.instagram.com/bitfarms/
https://www.linkedin.com/company/bitfarms/

Glossary of Terms

•	BTC BTC/day = Bitcoin or Bitcoin per day
•	EH or EH/s = Exahash or exahash per second
•	MW or MWh = Megawatts or megawatt hour
•	PH or PH/s = Petahash or petahash per second
•	TH or TH/s = Terahash or terahash per second
•	w/TH = Watts/Terahash efficiency (includes cost of powering supplementary equipment

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the Toronto Stock Exchange, Nasdaq, or any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. The statements and information in this release regarding enhancement of mining facilities, growth opportunities and prospects, including as to the Company’s plans to expand operating capacity in multiple jurisdictions, upgrading and deployment of miners as well as the timing therefor, improved financial liquidity and performance and other statements regarding future plans and objectives of the Company are forward-looking information. Other forward-looking information includes, but is not limited to, information concerning: the intentions, plans and future actions of the Company, as well as Bitfarms’ ability to successfully mine digital currency, revenue increasing as currently anticipated, the ability to profitably liquidate current and future digital currency inventory, volatility of network difficulty and digital currency prices and the potential resulting significant negative impact on the Company’s operations, the construction and operation of expanded blockchain infrastructure as currently planned, and the regulatory environment for cryptocurrency in the applicable jurisdictions.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “prospects”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information.

This forward-looking information is based on assumptions and estimates of management of the Company at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to: the availability of financing opportunities, risks associated with economic conditions, dependence on management and conflicts of interest, the ability to service debt obligations and maintain flexibility in respect of debt covenants; economic dependence on regulated terms of service and electricity rates; the speculative and competitive nature of the technology sector; dependency on continued growth in blockchain and cryptocurrency usage; lawsuits and other legal proceedings and challenges; conflict of interests with directors and management; government regulations; the global economic climate; dilution; the Company’s limited operating history; future capital needs and uncertainty of additional financing, as well as capital market conditions in general; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the impact of energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; and volatile securities markets impacting security pricing unrelated to operating performance. In addition, particular factors that could impact future results of the business of Bitfarms include, but are not limited to: the construction and operation of facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company’s electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company’s profitability; the ability to complete current and future financings, any regulations or laws that will prevent Bitfarms from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of COVID-19 on the business of the Company, including but not limited to the effects of COVID-19 on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or law that will prevent Bitfarms from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to the Company’s filings on www.SEDAR.com (which are also available on the website of the U.S. Securities and Exchange Commission at www.sec.gov), including the annual information form for the year-ended December 31, 2022, filed on March 21, 2023. The Company has also assumed that no significant events occur outside of Bitfarms’ normal course of business. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

Contacts:

LHA Investor Relations
David Barnard

+1 415-433-3777

Investors@bitfarms.com

Actual Agency

Khushboo Chaudhary

+1 646-373-9946

mediarelations@bitfarms.com

Québec Media: Tact

Louis-Martin Leclerc

+1 418-693-2425

lmleclerc@tactconseil.ca